[BLANK ROME LLP LETTERHEAD]

Phone:	(215) 569-5530
Fax:	(215) 832-5530
Email:	stokes@blankrome.com

March 5, 2012

BY EDGAR

Vincent J. DiStefano, Esquire
Senior Counsel
Securities and Exchange Commission
100 “F” Street, N.E.
Washington, DC  20549

Re:	RiverPark Funds Trust (the “Trust”) File Nos.: 333-167778 and 811-22431

Dear Mr. DiStefano:

On behalf of the Trust and its underlying series, RiverPark Long/Short Opportunity Fund (“L/S Fund”) and RiverPark/Gargoyle Hedged Value Fund (“RiverPark/Gargoyle Fund” and together with L/S Fund, the “Funds”) this letter is in response to the supplemental comment (the “Comment”) of the staff (the “Staff”) of the Securities and Exchange Commission to Staff’s original comment letter dated January 31, 2012 (the “Comment Letter”), regarding the Funds’ initial registration statement on Form N-1A to register common shares of beneficial interest of the Funds filed on December 27, 2011 (the “Registration Statement”).

1.	Comment: Provide relevant pages of the N-1A marked to reflect the Funds’ responses to comment #9 of the Comment Letter.

Response:  The Funds have attached the relevant change pages requested.  The RiverPark/Gargoyle Fund notes that, in addition to changes made in response comment #9, the Fund has added disclosure to the introductory paragraph under the heading “Performance” regarding the inception date of the Fund’s predecessor partnership.  Supplementally, the Fund states that the predecessor partnership was formed and commenced operations in 1997.  However, its strategy was significantly changed effective January 2000.  Since that time, the predecessor partnership has been managed in all material respects equivalent to the anticipated management of the Fund.  The Fund does not believe that the performance results during the years from 1997 through 1999 are relevant to a shareholder of the Fund because of the different strategy that was implemented during that period, although such performance may be provided upon request.

If you have any questions regarding the enclosed, please do not hesitate to contact me at (215) 569-5530.  The Funds would like to request effectiveness at the earliest practicable date.  I will contact you to discuss the necessary next steps.

Very truly yours,

/s/ Mary Stokes

Mary Stokes